Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-151231
BMC SOFTWARE, INC.
Final Term Sheet
May 29, 2008

Issuer:	BMC Software, Inc.

Security Type:	Senior unsecured notes

Size:	$300,000,000

Maturity:	June 1, 2018

Coupon (Interest Rate):	7.25%

Price to Public (Issue Price):	99.406%

Yield to Maturity:	7.335%

Spread to Benchmark Treasury:	+325 basis points

Benchmark Treasury:	U.S. Treasury 3.875% due May 15, 2018

Benchmark Treasury Price and Yield:	98-09+; 4.085%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2008

Redemption Provision:	In whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 50 basis points

Net Proceeds to Issuer (before	$296,268,000
deducting offering expenses):

Capitalization Table Items as of	Cash and cash equivalents: $830.4 million
March 31, 2008 (as adjusted):	Total long-term debt, including current portion: $312.1 million
Total capitalization: $1,255.9 million

Trade Date:	May 29, 2008

Settlement Date:	June 4, 2008

Ratings:	Baa3 by Moody’s Investors Service, Inc. / BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC

Co-Managers:	J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or Credit Suisse Securities (USA) LLC collect at 212-325-2000.

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